Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

February 18, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Lisa Larkin

Re:	RiverNorth Opportunities Fund, Inc. (the “Fund”)
(File Nos. 333-283156; 811-22472)
Response to Examiner Comments on N-2

Dear Ms. Hamilton and Ms. Larkin:

This letter responds to the staff’s comments that you provided via telephone on December 13, 2024 and December 17, 2024, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	Footnote 4 in the fee table indicates that leverage costs reflect the cost to the Fund of borrowing. Please explain why this footnote 4 references percentages that relate to the Fund’s preferred shares when there is a separate footnote 5 referencing the information as it relates to dividends on preferred shares. Please clarify what is being included in the Leverage Costs line item versus the Dividends on Preferred Shares line item.

The Registrant respectfully notes that the 0.03% fee under the Leverage Costs line item represents the unused borrowing fee paid on the line of credit for the BNP Facility.

2.	Footnote 7 in the fee table indicates that interest and fees on leverage is expressed as an interest rate and represents interest and fees payable on the BNP Facility. Please explain this disclosure as the BNP Facility had a balance of zero as of June 30, 2024.

The Registrant confirms that the interest and fees on leverage represent the interest rate on the preferred shares. The Revised Registration statement has been updated to state “The interest and fees on leverage is expressed as an interest rate and represents dividends paid on preferred shares.”

3.	Please include the hyperlink to the Annual Report on Form N-CSR in accordance with the Fast Act throughout the Registration Statement.

The requested change will be made in the Revised Registration Statement.

4.	Please supplementally explain how the following is not contradictory:

i.	Footnote 2 of the fee table states that the unified management fee is charged as a percentage of the Fund’s average daily Managed Assets and that with leverage, Managed Assets are greater in amount than net assets, because Managed Assets include assets attributable to the Fund’s use of leverage created by its borrowings.

ii.	On page 44, the staff notes that it states: “The Fund may enter into derivatives or other transactions (e.g., total return swaps) that may provide leverage (other than through borrowings or the issuance of preferred shares).” It also states: “These transactions will not cause the Fund to pay higher advisory or administration fee rates than it would pay in the absence of such transactions.”

The Fund will remove the following disclosure: “These transactions will not cause the Fund to pay higher advisory or administration fee rates than it would pay in the absence of such transactions.”

DISCLOSURE COMMENTS

1.	Please add back in the footnote to the fee table that stated “Other Expenses, Interest Expense on Borrowings and Dividend and Interest Expense on Short Sales are estimated based on the Fund’s annual report dated […].”

The requested change will be made in the Revised Registration Statement.

2.	The staff notes that the Fund is trading at a premium in December. Please explain supplementally whether the Fund expects to make open market purchases. If not, please explain why not and if so, please explain how the price will be determined.

The Fund confirms that it does not expect to make open market purchases at NAV when trading at a premium, because it has determined that it is not in the best interest of Shareholders of the Fund.

3.	Please disclose any steps taken to reduce any discount and briefly describe the effects of the measures taken, if applicable, as required by Item 8.5 on Form N-2.

The Fund confirms that it has not yet taken actions to reduce any discount. The Registrant also directs the staff to the disclosure included under the Market and Net Asset Value Information section that states:

In recognition of the possibility that Common Shares might trade at a discount to NAV, the Board may consider one or more actions that might be taken to seek to reduce or eliminate any material discount from NAV in respect of Common Shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company. The Board may decide not to take any of these actions in the future. In addition, there can be no assurance any of these actions, or others, if undertaken, will reduce market discount. See “Repurchase of Shares” and “Conversion to Open-End Fund.”

4.	Since the Fund has an 80% policy, please add a statement about any notice required to change such policy.

The Fund will add the following disclosure under the section entitled Investment Objective, Strategies and Policies: “The Fund may also change the 80% policy noted above without shareholder approval upon at least 60 days’ prior written notice to shareholders.”

5.	The staff notes that the Investment-Related Risks beginning on page 48 of the Prospectus are presented in alphabetical order. Please re-order the risks in order of significance.

The Registrant has re-ordered the applicable risks to prioritize the Fund’s most significant risks first.

6.	The staff notes the possibility of a rights offering and filing of a prospectus supplement under the Plan of Distribution section. Please notify the staff as soon as a prospectus supplement is filed disclosing a take down of Convertible Preferred Shares.

The Registrant confirms that it will notify the staff as soon as a prospectus supplement is filed disclosing a take down of Convertible Preferred Shares.

7.	Please include the required disclosure with respect to an underwriter’s stabilization efforts on the cover page, pursuant to Form N-2, Item 2.2.

The following disclosure will be added to the cover page of the Revised Registration Statement:

In connection with an offering of Common Shares, if a Prospectus Supplement so indicates, the Fund may grant the underwriters an option to purchase additional Common Shares at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of the Prospectus Supplement, to cover any overallotments.

To facilitate an offering of Securities in an underwritten transaction and in accordance with industry practice, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Common Shares or any other Security. Any underwriter may engage in overallotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

●	Overallotment involves sales in excess of the offering size, which create a short position.

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Stabilizing transactions may occur when the demand for the shares of an offering is less than expected.

●	Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the overallotment option or in the open market after the distribution is completed, to cover short positions.

●	Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions.

Any of these activities may stabilize or maintain the market price of the Securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

8.	If there are indemnification provisions against the Securities Act of 1933, as amended or the Investment Company Act of 1940, as amended in an underwriting agreement, please describe such provisions pursuant to Form N-2, Item 5.4.

The Registrant confirms that it will include such disclosure, as applicable, in the related prospectus supplement.

9.	Under the Dividend Reinvestment Plan (“DRIP”) section, please describe the process with respect to partial shares under the DRIP.

The Registrant has added the requested disclosure.

10.	Please add the following undertaking to the Part C of the Registration Statement: “The Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the registration statement relating to such rights has been declared effective.”

The requested change will be made in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams